SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FLATWORLD ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value

 (Title of Class of Securities)

G35536104

(CUSIP Number of Class of Securities)

Jeffrey A. Valenty

c/o FlatWorld Capital LLC

220 East 42nd Street, 29th Floor

New York, New York 10017

Attn: Jeffrey A. Valenty, President

(212) 796-4012

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,398,500	$962.47

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 825,000 ordinary shares of FlatWorld Acquisition Corp., no par value, at the tender offer price of $10.18 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the transaction valuation.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $962.47	Filing Party: FlatWorld Acquisition Corp.
Form or Registration No.: Schedule TO-C	Date Filed: July 30, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

FlatWorld Acquisition Corp., a British Virgin Islands business company with limited liability (“FlatWorld” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 30, 2012 (the “Schedule TO”).  The Schedule TO, as further amended by this Amendment No. 1, relates to the offer by FlatWorld to purchase for cash up to 825,000 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.18 per share, net to the seller in cash, without interest (the “Share Purchase Price”) for an aggregate purchase price of up to $8,398,500 upon the terms and subject to certain conditions set forth in the Offer to Purchase dated July 30, 2012 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).  The Offer expires at 11:59 p.m., New York City time, on Friday, August 24, 2012, unless the Offer is extended.

This Amendment No. 1 to Schedule TO should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the Securities and Exchange Commission.  Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 1 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Item 11.	Additional Information.

 (b) Other Material Information.

Item 11(b) is hereby amended and supplemented by adding at the end thereof the following:

On July 30, 2012, FlatWorld issued a press release announcing its execution of an Agreement and Plan of Reorganization (the “Agreement and Plan of Reorganization”) by and among FlatWorld, FTWA Orchid Merger Sub LLC, a wholly-owned subsidiary of FlatWorld (“Merger Sub”), Orchid Island Capital, Inc. (“Orchid Island”), Bimini Capital Management, Inc., Bimini Advisors, LLC and FWAC Holdings Limited, pursuant to which, subject to the terms and conditions contained therein, Orchid Island will be merged with and into Merger Sub with Merger Sub continuing as the surviving entity and FlatWorld’s wholly-owned subsidiary.  In addition, the press release announced the launch of a tender offer by FlatWorld in connection with the Agreement and Plan of Reorganization.  A copy of the press release is filed as Exhibit (a)(5)(A) to the Schedule TO and is incorporated hereby by reference.

Item 12.  Exhibits.

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(A)

Press Release dated July 30, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLATWORLD ACQUISITION CORP.

By:	/s/ Jeffrey A. Valenty
Jeffrey A. Valenty
President

Date:  July 31, 2012.

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated July 30, 2012.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press Release dated July 30, 2012
(d)(1)

Underwriting Agreement, dated December 9, 2010, by and between FlatWorld Acquisition Corp. and Rodman & Renshaw, LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(2)

Warrant Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010)..

(d)(3)

Investment Management Trust Agreement dated December 9, 2010, by and between Continental Stock Transfer & Trust Company and FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(4)

Registration Rights Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(5)

Letter Agreement dated December 9, 2010, by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(6)

Amendment No. 4 to the Warrant Subscription Agreement dated December 9, 2010 by and between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(7)

Administrative Services Agreement dated December 9, 2010 by and between the FlatWorld Acquisition Corp. and FWC Management Services Ltd. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on December 15, 2010).

(d)(8)

Agreement and Plan of Reorganization, by and among FlatWorld Acquisition Corp., FTWA Orchid Merger Sub LLC, FWAC Holdings Limited, Orchid Island Capital, Inc., Bimini Capital Management, Inc. and Bimini Advisors, LLC, dated July 26, 2012 (incorporated by reference to Exhibit 2.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(9)

FWAC Holdings Share Repurchase Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited dated July 26, 2012 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(10)

Form of Registration Rights Agreement by and among FlatWorld Acquisition Corp. and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(11)

Form of Lock-Up Agreement between Bimini Capital Management, Inc. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.3 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(12)

Sixth Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 25, 2012 (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(13)

Seventh Amended and Restated Memorandum and Articles of Association of FlatWorld Acquisition Corp. dated July 26, 2012 (incorporated by reference to Exhibit 3.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(14)	Terms of Class A Preferred Shares of FlatWorld Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(15)

Form of Warrant Agreement between FlatWorld Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.7 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(16)	Form of New Warrant to be issued to FWAC Holdings Limited (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).
(d)(17)

Form of Management Agreement by and between FlatWorld Acquisition Corp. and Bimini Advisors, LLC (incorporated by reference to Exhibit 10.5 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(18)

Form of Investment Allocation Agreement by and among FlatWorld Acquisition Corp., Bimini Advisors, LLC and Bimini Capital Management, Inc. (incorporated by reference to Exhibit 10.6 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(19)

Form of Amended and Restated Registration Rights Agreement between FlatWorld Acquisition Corp. and FWAC Holdings Limited (incorporated by reference to Exhibit 10.4 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(d)(20)

Letter Agreement dated July 24, 2012 by and between FlatWorld Acquisition Corp., Rodman & Renshaw, LLC, EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. (incorporated by reference to Exhibit 10.8 to the Form 6-K filed by FlatWorld Acquisition Corp. on July 30, 2012).

(g)	Not applicable.
(h)	Not applicable.

*Previously filed.